                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                       ________

                                     SCHEDULE 13D
                                    (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                              (AMENDMENT NO.    1   )
                                             -------

                          SPAN-AMERICA MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     846396109000
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                                    (CUSIP Number)

                  Lawrence J. Goldstein, Santa Monica Partners L.P.
            1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0875
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       4/21/98
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

          NOTE.     Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 6 Pages)

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                                     SCHEDULE 13D


-----------------------------------                         --------------------
CUSIP NO.    846396109000                                      PAGE 2 OF 6 PAGES
          ----------------------                                    -    -
-----------------------------------                         --------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Santa Monica Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                        (b)  / /

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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

       WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                           175,847
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY              0
    OWNED BY        ------------------------------------------------------------
      EACH          9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH              175,847
                    ------------------------------------------------------------
                    10   SHARED POSITIVE POWER

                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       175,847
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.2
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14   TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          Common Stock, no par value, of Span-America Medical Systems, Inc., which has its principal executive offices at 70 Commerce Center, Greenville, South Carolina 29615.


Item 2.   IDENTITY AND BACKGROUND.

          Santa Monica Partners, L.P. ("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is investments, and the address of its principal place of business and principal office is 1865 Palmer Avenue, Larchmont, New York 10538.

          Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          The following information is provided as to the sole General Partner of Santa Monica:

          (a)  Lawrence J. Goldstein

          (b)  1865 Palmer Avenue, Larchmont, N.Y.  10538

          (c) General Partner, Santa Monica Partners, Inc., 1865 Palmer Avenue, Larchmont, N.Y. 10538


                                                               Page 3 of 6 Pages

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          (d)  During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

          (f)  U.S. Citizenship


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Between April 1, 1998 and April 21, 1998, Santa Monica acquired an additional 28,946 shares for an aggregate purchase price of $214,519.01. The source of all funds for such purchases was working capital of Santa Monica.


Item 4.   PURPOSE OF TRANSACTION.

          The purpose of Santa Monica's acquisition is to hold the shares for investment purposes.

          Santa Monica may from time to time purchase additional shares.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) 175,847 shares, constituting 6.2% of the outstanding common stock of the issuer.


                                                               Page 4 of 6 Pages

          (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.

          (c) Between April 2 and April 21, 1998 Santa Monica made the following purchases in the open market

Date of Transaction
      (1998)             Number of Shares    Price per Share
-------------------      ----------------    ---------------

April 2                      3,400                 $7.4375

April 7                     11,500                 $7.4375

April 8                      2,000                 $7.3725

Apirl 9                      4,000                 $7.3750

April 13                     2,000                 $7.3425

April 16                     1,046                 $7.3425

April 17                     3,000                 $7.3425

April 21                     2,000                 $7.53125


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, loans division of profits or loss or the giving or withholding of proxies.


                                                               Page 5 of 6 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                      SIGNATURE
                                      ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 24, 1998

                                              /s/Lawrence J. Goldstein
                                            ------------------------------------
                                            Lawrence J. Goldstein
                                            General Partner
                                            SANTA MONICA PARTNERS, L.P.


                                                               Page 6 of 6 Pages